Exhibit99.1

Attachment to Form 12b-25 for Fusion Telecommunications International, Inc. for the period ended June 30, 2013.

It is anticipated that net income for the quarter and six months ended June 30, 2013 will be approximately $1.6 million and $0.1 million, respectively, as compared to net losses for the quarter and six months ended June 30, 2012 of $1.2 million and $2.0 million, respectively.  Net income for the quarter and six months ended June 30, 2013 includes a one-time gain on the extinguishment of accounts payable in the amount of $2.9 million.